UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Analysts International Corporation

(Name of Subject Company)

Analysts International Corporation

(Name of Person(s) Filing Statement)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

032681207
(CUSIP Number of Class of Securities)

Brittany McKinney
President and Chief Executive Officer
Analysts International Corporation
7700 France Avenue South, Suite 200
Minneapolis, Minnesota 55435
(952) 835-5900
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies To:

Michael A. Stanchfield
Jonathan L.H. Nygren
Faegre Baker Daniels LLP
2200 Wells Fargo Center
90 South Seventh Street
Minneapolis, Minnesota 55402
(612) 766-7000

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the United States Securities and Exchange Commission (the “SEC”) on September 3, 2013, and amended by Amendment No. 1 to Schedule 14D-9 filed with the SEC on September 11, 2013 (as amended, the “Schedule 14D-9”), by Analysts International Corporation (the “Company”), relating to the tender offer by American CyberSystems, Inc. (“Parent” or “ACS”) and ACS Merger Corp. (“Purchaser”), a wholly owned subsidiary of Parent, to purchase all outstanding shares of the Company’s common stock, par value $0.10 per share (the “Shares”), at a purchase price of $6.45 per Share in cash, net to the seller, without interest and subject to any required withholding of taxes. The tender offer is disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it may be amended or supplemented, the “Schedule TO”), filed by Purchaser and Parent with the SEC on September 3, 2013, and is subject to the terms and conditions set forth in the Offer to Purchase dated September 3, 2013 (as it may be amended or supplemented, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer to Purchase and Letter of Transmittal were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9. Any capitalized term used and not defined herein has the meaning ascribed to such term in the Schedule 14D-9.  The information set forth in the Schedule 14D-9 remains unchanged, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 9.         Exhibits

A joint press release was issued by the Company and Parent on October 1, 2013. Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding thereto the following exhibit:

“(a)(5)(D)                                           Joint press release issued by Company and Parent, dated October 1, 2013 (incorporated by reference to Exhibit (a)(5) to Amendment No. 2 to the Tender Offer Statement on Schedule TO filed with the SEC by Parent and Purchaser on October 1, 2013)”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANALYSTS INTERNATIONAL CORPORATION

/s/ Brittany B. McKinney
Name: Brittany B. McKinney
Title: President and Chief Executive Officer
Date: October 1, 2013